UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Perfumania Holdings, Inc.
(Name of Issuer)

Common Stock, par value $ 0.01
(Title of Class of Securities)

71376c 10 0
(CUSIP Number)

RENE GARCIA
1600 Northwest 84th Avenue
Miami, Florida 33126
(305) 778 -6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON RGARCIA INVESTMENT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 277,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 71376c 10 0

1	NAME OF REPORTING PERSON RENE GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,842*
	8	SHARED VOTING POWER 399,555*
	9	SOLE DISPOSITIVE POWER 367,842*
	10	SHARED DISPOSITIVE POWER 399,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,397*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

* Includes shares of common stock of the Issuer that are currently issuable upon the exercise of certain warrants.  See Item 5 for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 71376c 10 0

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is jointly filed by RGarcia Investment Holdings, LLC, a Florida limited liability company (“RGarcia Holdings”), and Rene Garcia. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Rene Garcia is the sole member and Manager of RGarcia Holdings.  By virtue of his position with RGarcia Holdings, Mr. Garcia has the power to vote and dispose of the shares of common stock, par value $0.01 per share of the Issuer (the “Issuer Shares”) owned by RGarcia Holdings.

(b) The principal business address of each of RGarcia Holdings and Mr. Garcia is 1600 Northwest 84th Avenue, Miami, Florida 33126.

(c) The principal business of RGarcia Holdings is investing in securities.  The principal occupation of Mr. Garcia is as an investor, an entrepreneur in the fragrance and beauty industry and the real estate industry, and the Manager of RGarcia Holdings.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RGarcia Holdings is organized under the laws of the state of Florida.  Mr. Garcia is a citizen of the United States of America.

Item 3.	Purpose of Transaction.

Item 3 is hereby amended to add the following:

The Issuer Shares held directly by RGarcia Holdings were transferred to it by Mr. Garcia in a private transaction for no additional consideration.

CUSIP NO. 71376c 10 0

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 23, 2011, the Issuer and Parlux Fragrances, Inc., a Delaware corporation (“Parlux”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Parlux, and PFI Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Issuer (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Parlux with Parlux as the surviving company (the “Merger”).

Simultaneously with the execution of the Merger Agreement, certain affiliates of Mr. Garcia that are shareholders and optionholders of Parlux (the “Affiliates”) entered into a voting agreement with Perfumania (the “Voting Agreement”), pursuant to which the Affiliates agreed that they will vote their shares of common stock, par value $0.01 per share of Parlux (the “Parlux Shares”) (i) in favor of adoption of the Merger Agreement, and (ii) against any proposal made in opposition to or competition with the Merger Agreement or that would impede, interfere with, delay or otherwise adversely affect the consummation of the Merger.  The Affiliates also agreed to elect to receive the stock consideration, as described in the Merger Agreement, for all of the Affiliates’ Parlux Shares. The Voting Agreement expires upon the earliest of consummation of the Merger, termination of the Merger Agreement or a change of recommendation by the Board of Directors of Parlux (the “Parlux Board”).  The foregoing summary of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached hereto as Exhibit 99.1.

Also on December 23, 2011, the Affiliates and Rene Garcia entered into a stockholders agreement with the Issuer (the “Stockholders Agreement”), pursuant to which the Affiliates agreed that for a period commencing with the effective date of the Merger and expiring on the earlier of (a) the fourth (4th) anniversary the date of entry into the Stockholders Agreement or (b) at such time that certain shareholders of the Issuer cease to own at least 33 1/3% of the Issuer’s Shares, the Affiliates will (i) not vote any Issuer Shares beneficially owned by them in favor of certain significant matters that are opposed by the Issuer Board of Directors (“Issuer Board”); (ii) not vote any Issuer Shares beneficially owned by them in favor of the election of one or more directors not nominated by the Issuer Board; and (iii) not enter into or agree to enter into any voting agreement or arrangement or similar contract, or give proxy to, or deposit any Issuer Shares into a voting trust, unless they provide for the voting of any such Issuer Shares in accordance with (i) and (ii) above.  The Affiliates further agreed (i) to notify Issuer of any acquisition by any of the Affiliates of additional Issuer Shares, (ii) not to acquire, or agree, offer, seek or propose to acquire more than 28% of the outstanding Issuer Shares; (iii) not to make, or in any way participate, directly or indirectly, in any “solicitation” of proxies or become a “participant” in an “election contest” (as those terms are defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder); (iv) not to seek to control the management, board, policies or affairs of Issuer or any of its subsidiaries or affiliates, or propose, or seek to effect, or negotiate certain significant transactions with respect to Issuer; (v) not to nominate any person for election as a director of Issuer who is not recommended or nominated by the then-incumbent directors; (vi) not to form or join a group (as such term is used in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; and (vii) not to disclose any intention, plan or arrangement inconsistent with the foregoing, or take any action that would require Issuer to make a public announcement regarding the possibility of the above listed events. The foregoing summary of the Stockholders Agreement is qualified in its entirety by the full text of the Stockholders Agreement, which is attached hereto as Exhibit 99.2.

Simultaneously with the execution of the Merger Agreement, Parlux entered into an agreement (the “Warrant Amendment”) with, among others, certain of the Affiliates, as holders of warrants to purchase Parlux Shares (the “Licensor Warrants”).  The Warrant Amendment amends such warrants to provide, among other things, that each Licensor Warrant outstanding and unexercised as of the effective time of the Merger will be automatically converted into a fully-vested warrant to purchase a number of shares of common stock of the Issuer equal to the product (rounded down to the nearest whole share) of (x) the number of Parlux Shares subject to such Licensor Warrant and (y) .533333, at an exercise price per Issuer Share equal to $8.00.  The Warrant Amendment will become effective only if the Merger is consummated.

In connection with the Merger Agreement, Parlux entered into an amendment (the “Amendment”) with Artistic Brands Development, LLC (f/k/a Iconic Fragrances, LLC) (“Artistic Brands”) and Rene Garcia.  The Amendment amends both the Letter Agreement among Parlux, Artistic Brands and Mr. Garcia dated April 3, 2009 (the “Letter Agreement”) and the Agreement between Parlux and Artistic Brands dated April 3, 2009 (the “License Agreement”).  The Letter Agreement is amended to provide that the Merger will not be a “Fundamental Transaction” under the terms of the Letter Agreement, which would have required the payment by Parlux of certain additional sums to Artistic Brands and Mr. Garcia at the effective time of the Merger.  The License Agreement was amended to (i) provide that any warrant issued pursuant to that agreement following the effective time of the Merger would be a fully-vested warrant to purchase a number of shares of common stock of the Issuer equal to the product (rounded down to the nearest whole share) of (x) the number of Parlux Shares subject to such Licensor Warrant and (y) .533333, at an exercise price per Issuer Share equal to $8.00 and (ii) to delete in Sections 2.1 and 6.5 of the agreement any restriction or prohibition of a designated person being a “The Issuer Restricted Person” (as such term is defined in the License Agreement).  The provisions of the Amendment will become effective only if the Merger is consummated.

CUSIP NO. 71376c 10 0

The Issuer, Artistic Brands, Mr. Garcia and Parlux also entered into a Letter Agreement, dated December 23, 2011 (the “Proposal Agreement”) providing that Artistic Brands and Mr. Garcia will not solicit or negotiate with parties other than the Issuer in connection with the treatment of certain Licensor Warrants or the Letter Agreement.  However, in the event that, consistent with the provisions of the Merger Agreement, Parlux engages in discussions or negotiations with a third party regarding an alternative acquisition proposal or enters into an agreement relating to a superior proposal, as described in the Merger Agreement, then Mr. Garcia and Artistic Brands may enter into discussions or negotiations with such third party with regard to the treatment of the Licensor Warrants and/or the Letter Agreement in connection with such acquisition proposal. The parties to the Proposal Agreement also acknowledged that Artistic Brands and S. Carter Enterprises, LLC have agreed to enter into a license agreement and Artistic Brands, the Issuer, and S. Carter Enterprises have agreed to enter into a sublicense agreement, both to be effective upon the consummation of the Merger, and subject to certain closing conditions contained in the Proposal Agreement.  Further, the Issuer agreed to issue 300,000 shares of common stock of the Issuer to Artistic Brands within 5 business days of the consummation of the Merger, as consideration for the transactions contemplated in the Proposal Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)-(b) The aggregate percentage of Issuer Shares reported owned by each person named herein is calculated using as the numerator the respective Issuer Shares held by each Reporting Person, including Issuer Shares issuable upon the exercise of certain warrants, and as the denominator 8,968,751 Issuer Shares outstanding, as of December 21, 2011, which is the total number of Issuer Shares outstanding as reported in the Issuer’s Definitive Proxy Statement for the 2012 annual meeting of shareholders, filed with the SEC on January 4, 2012, plus the number of Issuer Shares issuable upon exercise of warrants held by such Reporting Person.

As of the date hereof, RGarcia Holdings beneficially owns 277,000 Issuer Shares, constituting approximately 3.1% of the Issuer Shares outstanding.  As the Manager and sole member of RGarcia Holdings, Mr. Garcia may be deemed to be the beneficial owner of the 277,000 Issuer Shares owned directly by RGarcia Holding.

As of the date hereof, Mr. Garcia and certain trusts of which he is a co-trustee (the “Trusts”) own directly 336,668 Issuer Shares.  Mr. Garcia has sole voting and dispositive power over 18,104 of those Issuer Shares and shared voting and dispositive power over 318,564 of those Issuer Shares. In addition, Mr. Garcia and the Trusts own warrants to purchase 153,729 Issuer Shares.  Mr. Garcia beneficially owns an aggregate of 767,397 Issuer Shares, consisting of Issuer Shares held directly by him, the Trusts and the RGarcia Holdings, constituting approximately 8.4% of the Issuer Shares outstanding.

(c) The transactions in the Issuer Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Item 4 is hereby incorporated by reference in its entirety into this Item 6.

CUSIP NO. 71376c 10 0

On January 24, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Voting Agreement.

99.2	Stockholders Agreement.

99.3	Joint Filing Agreement.

CUSIP NO. 71376c 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2012

/s/ Rene Garcia
Rene Garcia

RGARCIA INVESTMENT HOLDINGS, LLC

By:	/s/ Rene Garcia
	Name:	Rene Garcia
	Title:	Sole Member

CUSIP NO. 71376c 10 0

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RGARCIA INVESTMENT HOLDINGS, LLC

277,000	___*	01/23/12

* Shares transferred to RGarcia Investment Holdings, LLC by Rene Garcia for no additional consideration.